Filed by Symyx Technologies, Inc.
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
 Commission File: 000-27765

FINAL TRANSCRIPT

Thomson StreetEventsSM

ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Event Date/Time: Apr. 05. 2010 / 1:00PM GMT

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C O R P O R A T E   P A R T I C I P A N T S

Todd Kehrli
MKR Group - IR

Max Carnecchia
Accelrys, Inc. - President, CEO

Michael Piraino
Accelrys, Inc. - SVP, CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Chad Bennett
Northland Securities – Analyst

Raghavan Sarathy
Dougherty & Company – Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to the Accelrys Inc. conference call. At this time, all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question-and-answer session. (Operator Instructions).

As a reminder, this conference is being recorded today, Monday, April 5, 2010. I would now like to turn the conference over to Todd Kehrli of the MKR Group. Please go ahead, sir.

Todd Kehrli - MKR Group – IR

Good morning, and thank you for joining us. I am joined today by Max Carnecchia, President and CEO of Accelrys, and Michael Piraino, Accelrys' Chief Financial Officer. After Max has completed his brief prepared remarks, we will conduct a question-and-answer session.

A replay of today's call will be available approximately two hours after the call for the following 30 days by dialing 800-642-1687 or 706-645-9291 internationally, and entering the following pass code, 67120774.

Additionally, a webcast replay of the call will be available on the Accelrys website in the Investor Relations section of the site.

Before I turn the call over to Max, I would like to remind you that the Company's comments today, which are not statements of historical fact, are forward-looking statements. Such statements include, without limitation, the Company's expectations regarding the timing and anticipated completion of the merger and benefits and synergies resulting therefrom. These statements are subject to a number of risks and uncertainties, including the risk that the merger will not be completed as expected or that synergies and benefits will not be realized due to a number of factors, including failure to obtain the required approvals; adverse reactions or changes in the Company's relationships with their customers; failure to effectively integrate the combined companies; unexpected costs, expenses or litigations resulting from the merger.

Because of these risks and uncertainties, actual results may differ materially from these forward-looking statements, and the Company disclaims any obligation to update these forward-looking statements, whether as a result of new information or otherwise.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Additional information concerning factors that could cause actual results to differ from these forward-looking statements is included in our SEC filings, including our annual report on Form 10-K for the fiscal year ended March 31, 2009, quarterly reports on Form 10-Q and current reports on Form 8-K.

The Company disclaims any intention or obligation to revise any forward-looking statement, whether as a result of new information, future events or otherwise.

In addition, information provided in this call does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, the Company and Symyx will file relevant materials with the SEC, including a joint proxy statement. Investors are strongly urged to read that joint proxy statement when it becomes available because it will contain information -- important information about the Company, Symyx and proposed merger.

I will now turn the call over to Max. Go ahead, Max.

Max Carnecchia - Accelrys, Inc. - President, CEO

Thank you. Now, let's get right to it. Today, we signed a definitive merger agreement with Symyx Technologies, establishing a new leading force in scientific informatics software. This merger of equals was approved by both companies' board of directors and is expected to be completed by the end of June, subject to customary closing conditions, shareholder and regulatory approvals.

The agreement is a tax-free all-stock merger of equals, with a combined preannouncement market capitalization of approximately $335 million, cash reserves of approximately $150 million net of estimated transaction costs and no debt. Accelrys and Symyx shareholders will each own approximately 50% of the new company. The newly-combined company will have more than 1350 customers, including 29 of the top 30 biopharmaceutical companies, all top five chemical companies, all five top aerospace companies, three of the top five consumer packaged goods companies, a number of top US federal government agencies, as well as many top academic institutions.

The newly-combined company will be a leading enterprise scientific informatics software systems company with deep domain expertise in chemistry, biology and material science. We will enable our customers to improve the performance of scientific R&D by creating more open, complete, flexible and agile research and development environments, reducing operating costs and increasing the potential for innovation.

The objective of this combination is to capitalize on a unique and exciting opportunity to combine two market leaders and create an unrivaled scientific software company, taking full advantage of our strengths in serving our customers' ever-changing scientific information management needs.

Scientific R&D organizations are challenged by the need to increase productivity and performance while grappling with budget pressures, restructurings and globally-dispersed operations. These forces are creating profound changes in the processes of scientific R&D and the way research teams interact.

New software solutions are urgently required to address these fundamental changes, and the merger of Accelrys and Symyx creates a new leading force in the industry to address the situation. We are committed to improving research and development productivity for organizations around the world through the use of better science and technology.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Now let me tell you a little bit about Symyx. Since its founding in 1996, Symyx has helped R&D-based companies in life science, chemicals, energy and consumer and industrial products achieve breakthroughs in innovation, productivity and the return on their R&D investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity.

Symyx's products include a market-leading electronic lab notebook, decision support software and chemical informatics and sourcing databases. Symyx's products are very complementary to ours, not competitive. And as a combined company, we will be able to offer a more complete end-to-end solution for research through development.

In March 2010, Symyx divested its HPR business unit, consisting primarily of automation tools, and completed its transition to a more profitable software-only business, which is focused on exploiting the emerging electronic lab notebook market, or ELN market. Atrium Research estimates the ELN market will grow at approximately 20% compounded annual growth rate over the next several years. Symyx currently employs approximately 330 staff throughout North America, EMEA and Asia-Pacific, and is headquartered in Santa Clara, California.

I'm sure many of you are interested in how this merger will affect our revenue and earnings for the fiscal year 2011, for which we just started a couple of days ago on April 1. With the merger expected to be completed by the end of our first quarter at the end of June, we do not plan on providing combined company revenue and earnings guidance until the transaction is closed.

What we can tell you is that after a period of initial integration, full-year net synergy savings are expected to be in the range of $10 million to $15 million. Additionally, the transaction is expected to be materially accretive to non-GAAP earnings per share.

The newly-combined company will achieve greater scale by combining resources, capabilities and revenue, creating a more financially stable company with a strong cash position and no debt. The combined company will be positioned for sustained, profitable revenue growth.

Let me assure you that Isy Goldwasser, CEO of Symyx, and myself, along with our respective teams, are very excited about this merger. We look forward to working closely with Symyx's employees, customers and partners in jointly building an even more successful combined company.

With that, I would like to open up the call to any questions. And let me also note that Michael Piraino, our CFO, is here with me, available to answer questions as well.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) Chad Bennett, Northland Securities.

Chad Bennett - Northland Securities - Analyst

A couple questions. First of all, can you talk about -- Max, I know you mentioned this is very complementary from a product standpoint. But just knowing a little bit about Symyx and you guys, there seems to be a little bit of overlap there, maybe, on your modeling and Sym's side in the cheminformatics piece. I guess am I right there, and can you quantify any product overlap that there may be?

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Max Carnecchia - Accelrys, Inc. - President, CEO

Sure, Chad. Thanks for dialing in so early this morning on short notice. The two companies are highly complementary. There is two very small areas in which we overlap. Modeling and simulation is not one of them. Symyx does not have any classic modeling and simulation offering, so that is one of the things we bring to the party here.

The places where we do overlap, there is a little bit of overlap in content. We have a legacy content business, which is a very small part of our business. And they have a very strong and a very substantial content business.

And the second area is in data management around the chem registration, where Symyx is the traditional leader in the space with -- I don't know what their market share is to the third decimal point, but it is by far the leader in the market from a market share perspective. And we do have an offering in that area, a legacy offering in that area, which that is probably the only place you're going to see any kind of product overlap. But more importantly, 99% of everything is complementary.

Chad Bennett - Northland Securities - Analyst

Okay. And what does this do, Max, for your Pipeline Pilot product? Does it fill any gaps that you needed? I don't know if it is visualization or something like that. And does it make your platform a stronger offering?

Max Carnecchia - Accelrys, Inc. - President, CEO

Before I talk about the platform, maybe just up-level the conversation a little bit. When you think about scientific research and development -- life science, oil and gas, chemical companies, consumer packaged goods, government research institutions, the academic environments -- what you are looking at here is these markets are undergoing fundamental changes in the way that discovery and development is done. They are outsourcing; they are collaborating more broadly outside of their own firewalls. They are doing joint ventures. They are using technologies like the Internet to be able to take advantage of different modes of operation, different approaches in how they go through these processes, these scientific processes.

And basically what we see -- when Isy and I, the CEO of Symyx, first sat down -- it is amazing how much of a shared vision we have around what is happening in the market. So the trends and the changes that are taking place within our customers, the scientific research and development companies. And what that presents is a real opportunity for somebody to help them.

Because what they've been doing for the last 20 to 30 years is not going to get them to where they need to go over the next decade, and somebody's got to be there to provide the solutions that is going to change the way that they are going to change.

So what this does is allows us to take a much more holistic approach to a set of capabilities to address that change and those challenges within that market. And so Pipeline Pilot, in combination with electronic lab notebook that would come from Symyx, along with their strength in data management, specifically the cheminformatics, the leading cheminformatics solution they have, along with the biological registration and biological informatics solution that we have, those things, just to name a few, put together a much more holistic, a much more complete, open, flexible platform for these customers to take advantage of as their processes change, as their markets change.

Chad Bennett - Northland Securities - Analyst

Okay. Last question here, either for you or Michael, can you break down the margin profile of Symyx, kind of X HPR, and how that looks?

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Michael Piraino - Accelrys, Inc. - SVP, CFO

You will be able to get some of that data off their recently filed 10-K. As you know, they've treated the HPR business as a reportable business segment. So if you go to that footnote, you will be able to see that the software business for last year generated about $88.6 million in revenue for 2009, and the operating income from that software business was right around 10%.

In terms of gross margins, again, I don't have the gross margins for the software-only business for Symyx. But while HPR was a part of it, they were just under 80%, and ours traditionally had been just over 80% on a gross margin basis.

Chad Bennett - Northland Securities - Analyst

That was with HPR, you said, right?

Michael Piraino - Accelrys, Inc. - SVP, CFO

That's right.

Chad Bennett - Northland Securities - Analyst

Okay, okay. Is there a way to break down -- I guess just even looking at their software business, that business actually declined to -- a decent amount in 2009. Are there segments of that business -- I assume ELN -- which I don't know if they break it down -- was a growth segment within there? Any kind of color there?

Max Carnecchia - Accelrys, Inc. - President, CEO

The ELN product was a big grower for Symyx. More importantly, and again, coming back to what we see unfolding within the larger scientific research and development software space, electronic lab notebook is -- you know, it's a legitimate category. There is actual research out there; the folks from Atrium track it. And it's estimated to be growing at over 20% -- slightly over 20% CAGR, based on the Atrium Research information.

And when you add up all the scientists around the world and where this has to go, really the capturing of intellectual property for scientific discovery, as well as then making those researchers and those developers more productive so that they spend more time innovating, more time discovering and less time doing IT administration, the ELN is something that over time could turn into a multi-billion-dollar market. So we see that as a very exciting opportunity.

Michael Piraino - Accelrys, Inc. - SVP, CFO

I would add one other item there, Chad. When Symyx hosted their call just several weeks ago and provided their guidance for 2010, I believe on an EBITDA basis, they guided at 11% to 14% range for 2010.

Chad Bennett - Northland Securities - Analyst

Okay.

Michael Piraino - Accelrys, Inc. - SVP, CFO

That would be the software-only business.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Chad Bennett - Northland Securities - Analyst

Got it. Thanks. One last question. I know Exxon and Dow were a big portion of Symyx's overall revenue. I don't know if it was highly levered towards HPR or not. Any color there, because I know there were some contracts expiring and that was weighing on revenue?

Max Carnecchia - Accelrys, Inc. - President, CEO

Yes, those were both big contracts on the HPR side of the business.

Chad Bennett - Northland Securities - Analyst

Got it. Thanks, guys.

Operator

Raghavan Sarathy.

Raghavan Sarathy - Dougherty & Company - Analyst

Good morning. Thanks for taking my questions. If I can kind of go back to this revenue mix of Symyx -- I was looking through the 10-K, and I was wondering if you can give us any color on the revenue mix by products and what sort of a growth they have seen in the different lines of business. I know you have briefly talked about ELN.

Michael Piraino - Accelrys, Inc. - SVP, CFO

I don't think -- kind of like us, I don't think they've provided a lot of color around product-specific directional growth rate. So I don't think we are prepared to share any of that information with you this morning.

I think Max did mention -- did call out the ELN product and the growth, at least from a market perspective, is expected there.

Raghavan Sarathy - Dougherty & Company - Analyst

Okay. So if not exact percentages, can you give us some color on where the majority of the revenue is coming from? Is it ELN or cheminformatics or --?

Michael Piraino - Accelrys, Inc. - SVP, CFO

Without providing the details, but just maybe from an overview percentage -- or an overview perspective rather. The history of Symyx and MDL before that was in the data management area, the ISIS Isentris products, which are considered really the chemistry foundational elements to registration in inventory management systems within the scientific community.

Again, I can't quantify what that market share is, but I think it is generally acknowledged that they are the de facto standard and the clear market leader there. Those products are typically licensed on a perpetual basis, so there is a very healthy ongoing maintenance subscription stream there, with a high degree of visibility and a high degree of predictability. I believe that is probably if not the largest, one of their largest elements of revenue.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

They also have the content business, which is a substantial business for them. And then the ELN business, which we have already kind of talked at here, it is an important business, it is a material business, and it is a very fast-growing business both within Symyx, but also with just the general market trends of what is happening with ELN throughout scientific research and development broadly.

Max Carnecchia - Accelrys, Inc. - President, CEO

And just to add to that, similar to our business model, they do provide professional services around those products as well.

Raghavan Sarathy - Dougherty & Company - Analyst

And in terms of -- I think, Max, you briefly touched on, so you traditionally have been selling term licenses. How is this going to change? I just heard you say or talk about perpetual license for the data management product -- do they sell term licenses or are you thinking about converting some of the perpetual to term (multiple speakers)?

Max Carnecchia - Accelrys, Inc. - President, CEO

From any kind of long-term thinking, it is probably premature, as we are sitting here announcing this this morning, and we've got to get through our shareholder approvals and regulatory hurdles and everything else to closing. Obviously, both companies will continue to run and remain independent until we are officially closed, and we will stand up to all of our customer commitments, all of our contracts, all of our pricing proposals, all of our contractual obligations, all of our product roadmaps on through to closure.

And if there are going to be any changes going forward, those will be very thoughtful, and we will work with our customers and take their input and help them guide us with any of those changes that need to take place, if there are any.

Raghavan Sarathy - Dougherty & Company - Analyst

Okay. And then can you give us some color on revenue mix by vertical? I know maybe they don't disclose that, but qualitatively, can you talk about it for Symyx?

Max Carnecchia - Accelrys, Inc. - President, CEO

You know in the conversations, the deep conversations we've had with them, my sense is that their business is probably not too dissimilar from ours on the commercial side, where over 50% of it is coming from the life science, broadly defined as pharma, biotech, instrumentation, diagnostic companies.

And then they are also active with their solutions in chemical companies, oil and gas, government research institutions, consumer packaged goods, food and beverage. And I think that aligns very nicely with what you've seen (multiple speakers) -- the thrust from Accelrys over the last couple years to broaden beyond just life science. We believe very strongly that the nature of the complementary capabilities, the electronic lab notebook and the scientific information management and work -- that they are bringing, with our decision support, with Pipeline Pilot, with biological registration from bioreg, with our workflow automation, that really does create a more compelling and complete offering for scientific research and development organizations beyond just life science.

So I think you will just see us spin harder -- pedal harder against those opportunities beyond life science with the combination.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

Michael Piraino - Accelrys, Inc. - SVP, CFO

I wanted to roll back and just add one other comment to the type of revenue question, because the mix is a little bit different between the two businesses. We have probably more subscription and term licenses than they do, and they have more perpetual licenses than we do.

I will say, though, that other than for one small product that Symyx offers called LEA, they do not (technical difficulty) we have VSOE on undelivered elements. And the result of that, of course, is essentially both of us employ subscription accounting, and therefore, we end up amortizing the revenue buckets -- license, maintenance, professional services, if those are offered -- over the term of the agreement.

And I think there was a comment in the script earlier about the type of revenue. So it is a highly visible revenue model, and again, even though they are selling professional licenses, they employ subscription accounting as well.

Raghavan Sarathy - Dougherty & Company - Analyst

Okay, thank you. That's helpful.

Operator

Thank you and there appear to be no further questions at this time. I would like to turn the call back over to management for any closing statements.

Max Carnecchia - Accelrys, Inc. - President, CEO

Great. Well, I would like to just conclude by saying we are obviously very excited about this merger. We believe the combination of Accelrys and Symyx creates a new leading force in the scientific informatics software area. We are looking forward to obtaining our respective shareholders' votes in favor of the combination over the next few months and reporting on our success later this year.

We would like to thank you once again for joining us today, and we look forward to talking with you again soon. Thanks all.

Michael Piraino - Accelrys, Inc. - SVP, CFO

Thank you.

Operator

Thank you, ladies and gentlemen. This concludes the Accelrys corporate conference call. If you would like to listen to a replay of today's conference call, you may dial 800-642-1687 or 706-645-9291 internationally, and entering the following passcode -- 67120744. I'm sorry -- the number was 67120774.

Once again, if you would like to listen to a replay of today's conference call, you may dial 800-642-1687 or 706-645-9291 internationally, and entering the following passcode, 67120774. You may now disconnect.

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F I N A L T R A N S C R I P T
Apr. 05. 2010 / 1:00PM, ACCL - Accelrys Inc. Conference Call to discuss the merger with Symyx Technologies Inc

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Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.  All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions.  Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2009, which was filed with the SEC on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys and Symyx will file relevant materials with the SEC, including the filing by Accelrys of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.  Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Accelrys and Symyx, because they will contain important information about Accelrys, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by Accelrys and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009.  Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.  Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Accelrys and Symyx will file with the SEC when it becomes available.